First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 3900
Chicago, IL 60606
T: (312) 344-4300
F: (312) 895-9380
www.firstindustrial.com

June 11, 2013
VIA FACSIMILE AND EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Duc Dang, Special Counsel
Jerard Gibson, Staff Attorney

Re: First Industrial Realty Trust, Inc. and First Industrial, L.P. (the “Registrants”)
Form 10-K for the fiscal year ended December 31, 2012 for the Registrants
Filed March 1, 2013 for each of the Registrants
File Nos. 001-13102 and 333-21873, respectively
Dear Messrs. Dang and Gibson:
We are writing to respond to the comments of the Staff contained in a letter, dated May 29, 2013, relating to the above-referenced filings of First Industrial Realty Trust, Inc. (the “Company”) and First Industrial, L.P. (the “Operating Partnership”). Set forth below are the comments (in italics) as set forth in the Staff's letter and immediately below each comment is the response of the Company and Operating Partnership. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012
Item 2. Properties
In-Service Property Summary Totals, page 14

1.
In future Exchange Act periodic reports, please supplement your tabular disclosure to provide occupancy data based on industrial type (i.e., light industrial, R&D/flex, etc). Alternatively, tell us why you believe such granular disclosure would not be material.

Management hereby confirms that in future Form 10-K filings for each of the Registrants, we will supplement our tabular disclosure to provide occupancy data based on industrial type.

Property Acquisition/Development Activity, page 16

2.
We note your disclosure of the estimated completion cost and the amount that is unfunded. In the future Exchange Act periodic reports, please also disclose the anticipated completion date. Where material developments are completed in the reported period, please discuss the leasing costs incurred.

Management hereby confirms that in future Form 10-K filings for each of the Registrants, we will include the anticipated quarter in which we believe our developments in process will be completed and also, if material, will include disclosure of leasing costs for leased developments.

Tenant and Lease Information

Leasing Activity, page 17

3.	Please tell us if you are able to provide separate leasing activity disclosure for your new and renewal leases.

Management hereby confirms that in future Form 10-K filings for each of the Registrants, we will provide the disclosure related to leasing activity separately, if applicable, for new and renewal leases.

Lease Expirations, page 17

4.
We note the response in your letter dated September 13, 2012 objecting to the presentation of current market rents. Where a material portion of your leases will expire in a subsequent period, please tell us if you would be able to provide qualitative disclosure of management's view of whether rents on new and renewal leases would be positive, flat, or negative.

Management hereby confirms that in future Form 10-K filings for each of the Registrants, we will include qualitative disclosure of management's view of whether rents on projected new and renewal leases for the next fiscal year would be positive, flat or negative compared to the rents on such expiring leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Earnings Measure, page 35

5.
We note the response in your letter dated September 13, 2012. Please tell us if the disclosure in the Results of Operations section provides the components needed to arrive at NOI and SS NOI, as evaluated by management.

As noted in our letter dated September 13, 2012, management did not, as of the filing of the Company's and the Operating Partnership's Form 10-K, believe net operating income (“NOI”) to be a key performance indicator insofar as it constitutes only a subcomponent of FFO. Further, to the extent that investors are interested in NOI, our Results of Operations section has traditionally provided the components needed to arrive at NOI as well as NOI related to our same store population. Operating revenues and operating expenses by various categories, including the Company's same store population, are disclosed in the Results of Operations section and can be used to calculate both NOI and NOI related to same store population.

In early 2013, the Company's Compensation Committee adopted same store net operating income (“SS NOI”) as one of several criteria to be used in establishing an incentive bonus pool from which awards may be granted to the Company's executive management under the Company's executive officer bonus plan for the 2013 fiscal year. SS NOI, as adopted by the Compensation Committee, includes certain adjustments to the NOI amounts related to our same store population. The adjustments include straight-line rent, above/below market rent amortization, lease termination fees and lease inducement amortization. As a result of the Compensation Committee's adoption of SS NOI as a metric in executive compensation, management disclosed and included a reconciliation of SS NOI in the 1Q 2013 Form 10-Q for the Company filed on May 7, 2013. Such disclosure shall be included in future Exchange Act reports of the Company to the extent SS NOI continues to be utilized as a factor in determining incentive compensation for executive management or is otherwise determined to be a key performance indicator.

In connection with responding to the above comments, each of the Company and the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company and Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company's and/or Operating Partnership's responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Very truly yours,
/s/Scott A. Musil
Scott A. Musil
Chief Financial Officer

cc:	Bruce W. Duncan
John W. Lee
William E. Turner II
James R. Whitney